UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.
(Translation of registrant’s name into English)

7 World Trade Center, Suite 4621
New York, NY 10007
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Director

On December 22, 2021, Yingxian Xiang tendered her resignation as a member of the board of the director (the “Board”) of Color Star Technology Co., Ltd. (the “Company”), effective December 22, 2021. Ms. Xiang’s resignation as director is not the result of any disagreement with the Company’s operations, policies or procedures.

The resignation of Yingxian Xiang has been approved by the Nominating Committee, the Compensation Committee and the Board of Directors of the Company.

Appointment of Director

On December 27, 2021, at the recommendation of the Nominating Committee and the Compensation Committee, the Board approved and confirmed the appointment of Ahmad Khalfan Ahmad Saeed Almansoori as a new member of the Board, Chairman of the Compensation Committee, a member of the Audit Committee and the Nominating and Corporate Governance Committee of the Board to fill in the vacancy created by Ms. Xiang’s resignation, effective immediately, until the Company’s next annual meeting of shareholders and until his earlier death, resignation or removal.

Mr. Almansoori received the Mohammed bin Rashid Al Maktoum Award for Tolerance and the Mohammed bin Rashid Al Maktoum Award for World Peace between 2015 to 2016. He also won the “creative government employee” in Dubai government excellence program in 2009. Mr. Almansoori holds a bachelor’s degree in law and economics.

There are no family relationships between Mr. Almansoori and any other employees or members of the Board of Directors of the Company.

The Company entered into an employment agreement with Mr. Almansoori, under which Mr. Almansoori agreed to receive a monthly compensation of $3,000, effective December 27, 2021. The employment agreement is qualified in its entirety and is filed hereto as Exhibits 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between the Company and Ahmad Khalfan Ahmad Saeed Almansoori

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2021	COLOR STAR TECHNOLOGY CO., LTD.

	By:	/s/ Lucas Capetian
	Name:	Lucas Capetian
	Title:	Chief Executive Officer and Director

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